UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 26, 2024

WestRock Company

(Exact name of registrant as specified in its charter)

Delaware	001-38736	37-1880617
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Abernathy Road, Atlanta, Georgia	30328
(Address of principal executive offices)	(Zip Code)

(770) 448-2193

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	WRK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

WestRock Company (“WestRock”) is announcing that it has now obtained all outstanding regulatory clearances that were a condition to closing the previously announced combination with Smurfit Kappa Group plc (“Smurfit Kappa”) (the “Combination”). WestRock continues to expect that the Combination will close on July 5, 2024.

Additional Information about the Combination and Where to Find It

In connection with the Merger, Smurfit WestRock plc (“Smurfit WestRock”) has filed with the SEC the S-4, which includes the proxy statement/prospectus relating to the offer and sale of the Smurfit WestRock Shares to WestRock stockholders (the “WestRock Stockholders”) pursuant to the Merger. In addition, on April 26, 2024, WestRock filed the proxy statement/prospectus with the SEC with respect to the special meeting of WestRock Stockholders in connection with the Merger. WestRock commenced mailing of the proxy statement/prospectus to WestRock Stockholders on or about May 1, 2024. This announcement is not a substitute for any registration statement, prospectus, proxy statement or other document that Smurfit Kappa, WestRock and/or Smurfit WestRock have filed or may file with the SEC in connection with the Combination.

Before making any voting or investment decisions, investors, stockholders of WestRock are urged to read carefully and in their entirety the S-4 and the proxy statement/prospectus, and any other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, in connection with the Combination when they become available, because they contain or will contain important information about the Combination, the parties to the Combination, the risks associated with the Combination and related matters, including information about certain of the parties’ respective directors, executive officers and other employees who may be deemed to be participants in the solicitation of proxies in connection with the Combination and about their interests in the solicitation.

The S-4, the proxy statement/prospectus and other documents filed by WestRock, Smurfit WestRock or Smurfit Kappa with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia 30328, United States, or by calling +1 (770) 448-2193, and are able to obtain free copies of the S-4 and other documents filed with the SEC by Smurfit WestRock or Smurfit Kappa upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, WestRock’s website is not incorporated by reference into this announcement.

Forward-Looking Statements

This document, as well as oral statements made or to be made by WestRock, Smurfit WestRock or Smurfit Kappa, include certain “forward-looking statements” (including within the meaning of US federal securities laws) regarding the Combination and the listing of Smurfit WestRock, the expected closing date of the Combination, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding Smurfit WestRock’s, Smurfit Kappa’s and WestRock’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Statements included in this document that are not historical facts, including statements about the beliefs and expectations of the management of each of WestRock, Smurfit WestRock or Smurfit Kappa, are forward-looking statements. Words such as “may”, “will”, “could”, “should”, “would”, “anticipate”, “intend”, “estimate”, “project”, “plan”, “believe”, “expect”, “target”, “prospects”, “potential”, “commit”, “forecasts”, “aims”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While WestRock, Smurfit WestRock and Smurfit Kappa believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Smurfit WestRock, Smurfit WestRock and Smurfit Kappa. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of WestRock, Smurfit WestRock and Smurfit Kappa depending upon a number of factors affecting their businesses and risks associated with the successful execution of the Combination and the integration and performance of their businesses following the Combination. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: developments related to pricing cycles and volumes; economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs; reduced supply of raw materials, energy and transportation, including from supply chain disruptions and labor shortages; intense competition; risks related to international sales and operations; failure to respond to changing customer preferences and to protect intellectual property; results and impacts of acquisitions by WestRock, Smurfit Kappa or, following completion of the Combination, Smurfit WestRock; the amount and timing of WestRock’s, Smurfit Kappa’s and, following completion of the Combination, Smurfit WestRock’s capital expenditures; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (such as the COVID-19 pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, US or UK administrations; the ability of WestRock, Smurfit Kappa or, following completion of the Combination, Smurfit WestRock, to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; the potential impairment of assets and goodwill; the scope, costs, timing and impact of any restructuring of operations and corporate and tax structure; actions by third parties, including government agencies; a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit WestRock may be unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to Smurfit WestRock shareholders in line with current expectations; Smurfit WestRock may be unable to promptly and effectively integrate WestRock’s and Smurfit Kappa’s businesses; failure to successfully implement strategic transformation initiatives; each of WestRock’s, Smurfit Kappa’s and, following completion of the Combination, Smurfit WestRock’s management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; significant levels of indebtedness; credit ratings may decline following the Combination; legal proceedings may be instituted against WestRock, Smurfit Kappa and, following completion of the Combination, Smurfit WestRock, may be unable to retain or hire key personnel; the consummation of the Combination may have a negative effect on Smurfit Kappa’s or WestRock’s share prices, or on their operating results; the risk that disruptions from the Combination will harm WestRock’s or Smurfit Kappa’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact WestRock’s or Smurfit Kappa’s ability to pursue certain business opportunities or strategic transactions; Smurfit WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination, including the risk that the Internal Revenue Service may assert that Smurfit WestRock should be treated as a US corporation or be subject to certain unfavorable US federal income tax rules under Section 7874 of the Internal Revenue Code of 1986, as amended, as a result of the Combination; and other factors such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as changes in the political, social and regulatory framework in which Smurfit WestRock will operate or in economic or technological trends or conditions.

None of WestRock, Smurfit Kappa and, following completion of the Combination, Smurfit WestRock or any of their respective associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with legal or regulatory obligations, WestRock is under no obligation, and WestRock expressly disclaims any intention or obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer of Securities

This Current Report on Form 8-K does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Smurfit WestRock shares to be issued to Smurfit Kappa shareholders and WestRock stockholders in connection with the Combination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COMPANY
(Registrant)

Date: June 27, 2024	By:	/s/ Denise R. Singleton
Denise R. Singleton
Executive Vice President, General Counsel and Secretary